UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-39229

Zhongchao Inc.

(Exact name of registrant as specified in its charter)

Room 2504, OOCL Plaza

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Issuance of Share to the Officer

On July 21, 2026, Zhongchao Inc. (the “Company”) allotted and issued 2,500,000 Class A ordinary shares, par value $0.744 per share, of the Company (the “Class A Ordinary Shares”), and 200,000 Class B ordinary shares, par value $0.744 per share, of the Company (the “Class B Ordinary Shares”), to More Healthy Holdings Limited, a company limited by shares incorporated under the laws of British Virgin Islands and holding vehicle of Mr. Weiguang Yang, the founder, Chief Executive Officer and Chairman of the Board of Directors of the Company. This issuance was in consideration and acknowledgement of Mr. Weiguang Yang’s services rendered to the Company in a central role in the Company’s strategic direction, long-term vision and stewardship. This issuance has been approved by the Company’s Audit Committee, Compensation Committee and the Board of Directors on June 3, 2026.

Immediately following the issuance, Mr. Weiguang Yang beneficially owns 2,500,740 Class A Ordinary Shares and 206,721 Class B Ordinary Shares, respectively, representing approximately 99.45% of the aggregate voting power of the Company’s ordinary shares issued and outstanding.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference in the Company’s registration statement on Form S-8 (File No. 333-289791), Form S-8 (File No. 333-288589), Form F-3 (File No. 333-279667) and Form F-3 (File No. 333-283916) to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhongchao Inc.

Date: July 22, 2026	By:	/s/ Weiguang Yang
Weiguang Yang
Chief Executive Officer

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